                                                                  Filed pursuant
                                                              to Rule: 424(b)(3)
                                                            Registration Number:
                                                                       333-27345

SUPPLEMENT TO PROSPECTUS AND CONSENT SOLICITATION DATED JULY 3, 1997

WORLDCOM, INC.
OFFERS TO EXCHANGE
$686,402,000 9 3/8% SENIOR NOTES OF WORLDCOM, INC. DUE JANUARY 15, 2004 FOR ANY AND ALL OUTSTANDING
9 3/8% SENIOR DISCOUNT NOTES OF MFS COMMUNICATIONS COMPANY, INC.
DUE JANUARY 15, 2004

$671,849,000 8 7/8% SENIOR NOTES OF WORLDCOM, INC. DUE JANUARY 15, 2006 FOR ANY AND ALL OUTSTANDING
8 7/8% SENIOR DISCOUNT NOTES OF MFS COMMUNICATIONS COMPANY, INC.
DUE JANUARY 15, 2006

AND

CONSENT SOLICITATIONS

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EACH EXCHANGE OFFER HAS BEEN EXTENDED UNTIL 5:00 P.M., NEW YORK CITY TIME, ON
AUGUST 19, 1997, UNLESS FURTHER EXTENDED (SUCH TIME AND DATE, THE "EXPIRATION DATE" WITH RESPECT TO SUCH OFFER). TENDERS OF MFS NOTES MAY NOT BE WITHDRAWN (AND THE RELATED CONSENTS THEREBY REVOKED) AT ANY TIME, UNLESS THE APPLICABLE EXCHANGE OFFER IS FURTHER EXTENDED AND CONTAINS ANY NEW TERMS MATERIALLY ADVERSE TO THE HOLDERS THEREOF.
--------------------------------------------------------------------------------

The following information amends and supplements the Prospectus and Consent Solicitation dated July 3, 1997 (the "Prospectus") of WorldCom, Inc. (the "Company"). The Company has (i) extended the Expiration Date for each Exchange Offer and the related Consent Solicitation until 5:00 p.m., New York City time, on August 19, 1997 (but has not extended the right to withdraw tenders, and thereby revoke the related Consents, which right expired at 11:59 p.m., New York City time, on August 4, 1997 and has not been extended) and (ii) increased the Consent Payments with respect to those MFS 2004 Notes and MFS 2006 Notes that are validly tendered (and not validly withdrawn) on or prior to the Expiration Date to 0.375% and 0.75%, respectively, of the Accreted Value thereof, as of the Interest Accrual Date.

SEE "RISK FACTORS" COMMENCING ON PAGE 18 OF THE PROSPECTUS FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED IN EVALUATING THE EXCHANGE OFFERS AND CONSENT SOLICITATIONS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

None of WorldCom, MFS or the Dealer Managers makes any recommendation as to whether or not Holders should exchange their MFS Notes pursuant to the Exchange Offers and provide Consents to the Proposed Amendments.

THE JOINT DEALER MANAGERS FOR THE EXCHANGE OFFERS AND CONSENT SOLICITATIONS ARE:

SALOMON BROTHERS INC                                        GOLDMAN, SACHS & CO.

The date of this Supplement is August 5, 1997.

                                   IMPORTANT

Holders of MFS Notes who have previously validly tendered their MFS Notes (and not validly withdrawn such MFS Notes) will be entitled to receive the increased Consent Payment and are not required to take any further action in order for their MFS Notes to be validly tendered pursuant to the Exchange Offers or in order to receive the increased Consent Payment. Holders of MFS Notes should continue to follow the procedures for tendering MFS Notes previously set forth in the Prospectus. Tendering Holders of MFS Notes should continue to use the applicable Letters of Transmittal and Notices of Guaranteed Delivery circulated with the Prospectus. Such tendering Holders will, subject to the terms and conditions of the Exchange Offers and Consent Solicitations, receive the increased Consent Payment.

Except as set forth in this Supplement, the terms and conditions previously set forth in the Prospectus and the related Letters of Transmittal are applicable in all respects to the Exchange Offers and Consent Solicitations. This Supplement should be read in conjunction with the Prospectus. Unless the context otherwise requires, capitalized terms used but not defined herein have the meanings ascribed to such terms in the Prospectus.

THE PROSPECTUS, THIS SUPPLEMENT AND THE RELATED LETTERS OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BY HOLDERS OF MFS NOTES BEFORE THEY MAKE ANY DECISION WHETHER TO TENDER THEIR MFS NOTES PURSUANT TO THE EXCHANGE OFFERS.

                         ----------------------------

 Any questions concerning tender procedures or requests for additional copies of the Prospectus, this Supplement, the Letters of Transmittal, or Notices of
       Guaranteed Delivery should be directed to the Information Agent,

                           MACKENZIE PARTNERS, INC.

                               156 Fifth Avenue
                           New York, New York, 10010
                           (212) 929-5500 (collect)
                          (800) 322-2885 (toll free)

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

The Expiration Date and the Consent Payment have been amended as indicated on the cover page of this supplement.

Acceptance of MFS Notes for Exchange; Delivery of Worldcom Notes

The Exchange Offers and the Consent Solicitations have been amended to give the Company the option to accept MFS Notes of a series and the related Consents on one or two dates. Subject to the terms and conditions contained in the Prospectus, this Supplement and the related Letters of Transmittal, validly tendered MFS Notes and properly given Consents (i) may, at the option of the Company, be accepted by the Company at any time (which may be prior to the Expiration Date) following the time (such time and date the "Consent Date") it receives the Requisite Consent for both series and (ii} any remaining validly tendered MFS Notes and properly given Consents will be accepted by the Company promptly following the Expiration Date (each of the foregoing, an "Acceptance Date").

The Company shall be deemed to have accepted validly tendered MFS Notes and properly given Consents which have not been withdrawn or revoked as provided in the Prospectus when, and if, the Company has given oral or written notice thereof to the Exchange Agent. Subject to the terms and conditions of the Exchange Offers, delivery of WorldCom Notes, Consents Payments and other cash payments, if any, for MFS Notes so accepted on any Acceptance Date will be made by the Exchange Agent on the third business day following such Acceptance Date, or as soon as practicable thereafter (each an "Exchange Date"). The Exchange Agent will act as agent for tendering Holders for the purpose of receiving MFS Notes from and transmitting Consent Payments, other cash payments, if any, and WorldCom Notes to such Holders. If any tendered MFS Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offers or if MFS Notes are submitted for a greater principal amount than the Holder thereof desires to exchange, such unaccepted or non-exchanged MFS Notes will be returned without expense to the tendering Holder thereof as promptly as practicable.

The Company anticipates that on the first-occurring Exchange Date, MFS and the MFS Trustee will execute a supplemental indenture setting forth the Proposed Amendments in respect of the MFS Notes of each series and the MFS Indenture, as so supplemented, will become operative upon execution, which may occur on or prior to the Expiration Date. If a Supermajority Consent with respect to a series of MFS Notes is received after the first-occurring Acceptance Date and on or prior to the Expiration Date, the Company anticipates that promptly following the Expiration Date, MFS and the MFS Trustee will execute an additional supplemental indenture modifying, in the manner described in the Prospectus, the term "Change of Control" in the MFS Indenture governing such series. The MFS Indenture, as additionally supplemented, will become operative upon execution.

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

Conditions of the Exchange Offers and Consent Solicitations

Notwithstanding any other provisions of an Exchange Offer or Consent Solicitation, or any extension of such Exchange Offer or Consent Solicitation, the Company will not be required to issue WorldCom Notes or make any payments in respect of any properly tendered MFS Notes or properly given Consents (other than such MFS Notes previously accepted and exchanged for WorldCom Notes, and the related Consents), and may terminate such Exchange Offer or Consent Solicitation or, at its option, modify, extend or otherwise amend such Exchange Offer or Consent Solicitation with respect to such MFS Notes, if any of the conditions set forth in sub-paragraphs (a) through (e) of the first paragraph under the caption "The Exchange Offers--Conditions of the Exchange Offers and Consent Solicitations" in the Prospectus has not been satisfied prior to the Exchange Date with respect to such MFS Notes.

If any such conditions are not satisfied with respect to MFS Notes of a particular series which have not been previously accepted and exchanged for WorldCom Notes, the Company may (i) terminate the Exchange Offer and the Consent Solicitation with respect to such MFS Notes and return all such tendered MFS Notes to the Holders thereof; (ii) extend such Exchange Offer and Consent Solicitation and retain all such tendered MFS Notes and Consents until the Expiration Date, as extended, of such Exchange Offer and Consent Solicitation, subject, however, to the withdrawal rights (if any) of Holders (see the information in the Prospectus under the captions "The Exchange Offers-- Withdrawal of Tenders" and "The Exchange Offers--Expiration Date; Extensions; Amendments"); or (iii) waive the unsatisfied conditions with respect to such Exchange Offer and Consent Solicitation and accept all MFS Notes tendered and not previously withdrawn or accepted.

The foregoing conditions are for the sole benefit of the Company and may be waived by the Company, in whole or in part, in its sole discretion. Any determination made by the Company concerning an event, development or circumstance described or referred to above shall be conclusive and binding.

Notwithstanding any of the foregoing, at the first-occurring Acceptance Date, the Company will accept validly tendered MFS 2004 Notes only if a majority in aggregate principal amount Outstanding of such MFS Notes is validly tendered (and not validly withdrawn) as of such date (which would result in the issuance of at least approximately $343.2 million in aggregate principal amount of WorldCom 2004 Notes at the related Exchange Date) and will accept validly tendered MFS 2006 Notes only if a majority in aggregate principal amount Outstanding of such MFS Notes is validly tendered (and not validly withdrawn) as of such date (which would result in the issuance of at least approximately $335.9 million in aggregate principal amount of WorldCom 2006 Notes at the related Exchange Date).

MISCELLANEOUS

As of 10:30 p.m., New York City time, on August 4, 1997, approximately $404.7 million (approximately 51%) and approximately $336.7 million (approximately 37%) of the aggregate Principal Amount Outstanding of MFS 2004 Notes and MFS 2006 Notes, respectively, had been validly tendered for exchange by the Holders of such MFS Notes. "Principal Amount" means the principal amount at stated maturity of such MFS Notes as of the date of their original issuance.

                                       4